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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MacDermid, Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
554273 10 2
(CUSIP Number)
Geraldine A. Sinatra, Esq.
Dechert LLP
2929 Arch Street
Philadelphia, PA 19104
(215) 994-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 15, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.	554273 10 2	Page	2	of	10

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Weston Presidio V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

SCHEDULE 13D

CUSIP No.	554273 10 2	Page	3	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Weston Presidio Management V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

SCHEDULE 13D
MacDermid, Incorporated
          Item 1. Security and Issuer
     This statement on Schedule 13 D (this “Statement”) relates to the Common Stock of MacDermid, Incorporated (the “Issuer”). The principal executive offices of the Issuer are located at 1401 Blake Street, Denver, CO 80202.
          Item 2. Identity and Background
     This Statement is being filed by (i) Weston Presidio V, L.P. (“WP LP”), a Delaware limited partnership and (ii) Weston Presidio Management V, LLC, a Delaware limited liability company (“ WP LLC,” and together with WP LP, the “WP Reporting Persons”).
     WP LP is engaged in the private equity business, and its principal office is located at John Hancock Tower, 200 Clarendon Street, 50th Floor, Boston, MA 02116. WP LLC is the general partner of WP LP and is also engaged, directly or indirectly, in the private equity business, with its principal office located at John Hancock Tower, 200 Clarendon Street, 50th Floor, Boston, MA 02116.
     The WP Reporting Persons have not and, to the knowledge of the WP Reporting Persons, the managing members named on Schedule A hereto have not (i) been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) during the past five years or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to federal or state securities laws during the last five years.
          Item 3. Source and Amount of Funds and Other Consideration
     The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of December 15, 2006, among Matrix Acquisition Corp., a Connecticut corporation (“Merger Sub”), MDI Holdings, LLC, a Delaware limited liability company (“Parent”), and the Issuer (the “Merger Agreement”), which are described in Item 4 below, is approximately $1.3 billion.
     In separate Sponsor Equity Commitment Letters, dated December 15, 2006 (the “Sponsor Equity Commitment Letters”), each of Court Square Capital Partners II, L.P. and Weston Presidio V, L.P. (collectively, the “Sponsors”) agreed, subject to certain conditions, to contribute an aggregate of $346 million in cash to Parent in exchange for preferred and common units of Parent (the “Parent Equity Interests”), solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Equity Commitment Letters, which are attached hereto as Exhibit 7a and Exhibit 7b and incorporated by reference in their entirety into this Item 3.

     In addition, Daniel H. Leever, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, entered into a Rollover Equity Commitment Letter, dated as of December 15, 2006 (the “Rollover Equity Commitment Letter”), pursuant to which the Mr. Leever agreed, subject to certain conditions, to contribute to Parent up to approximately 457,553 shares of Issuer Common Stock (the “Rollover Shares”) and proceeds received in connection with the completion of the transactions contemplated by the Merger Agreement with respect to the disposition of restricted stock and options with an aggregate value of $3,985,645 in exchange for Parent Equity Interests. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7c and incorporated by reference in its entirety into this Item 3.
     In addition, Parent entered into a Debt Commitment Letter with Credit Suisse Securities (USA) LLC) (the “Lender”), dated as of December 15, 2006 (the “Debt Commitment Letter”), pursuant to which the Lender committed to provide to Parent, subject to certain conditions, up to $1.025 billion in debt financing, through a combination of senior secured facilities, a senior increasing rate bridge facility, and a senior subordinated increasing rate bridge facility, which financing will be used to fund the merger consideration under the Merger Agreement, repay certain existing debt and pay certain expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 7d and incorporated by reference in its entirety into this Item 3.
     Finally, in separate Limited Guarantees, each dated as of December 15, 2006 (the “Limited Guarantees”), each of the Sponsors unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of Parent’s payment obligations under the Merger Agreement, in each case subject to a cap of $33 million plus certain expenses. This summary of the Limited Guarantees does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantees, which are attached hereto as Exhibits 7e and Exhibit 7f and incorporated by reference in their entirety into this Item 3.
          Item 4. Purpose of Transaction.
     On December 15, 2006, the Issuer announced in a Press Release (the “Press Release”) that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Issuer Common Stock (other than any Rollover Shares) would be converted into the right to receive $35.00 per share in cash. The Press Release is attached hereto as Exhibit 7g and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 7h and incorporated by reference in its entirety into this Item 4.
     In connection with the Transactions, Mr. Leever entered into a Voting Agreement with Parent, dated as of December 15, 2006 (the “Voting Agreement”), pursuant to which Mr. Leever agreed, subject to certain conditions, to vote his Issuer Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its shareholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7i and incorporated by reference in its entirety into this Item 4.
     The purpose of the Transactions is to acquire all of the outstanding Issuer Common Stock (other than Rollover Shares). If the Transactions are consummated, Issuer Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by the Sponsors, Mr. Leever, and certain members of the Issuer’s management who are entitled to participate in the Transactions.
     The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer and a change to the present capitalization or dividend policy of the Issuer. One or both of the WP Reporting Persons are expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.
          Item 5. Interests in Securities of the Issuer.
(a) As of the date hereof, the WP Reporting Persons do not and, to the knowledge of the WP Reporting Persons, the managing members named on Schedule A hereto do not, beneficially own any shares of Issuer Common Stock. As a result of the matters described in Item 4 above, the WP Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Mr. Leever, Court Square Capital Partners II, L.P., and certain of their respective affiliates. As a result, the WP Reporting Persons may be deemed to beneficially own any shares of Issuer Common Stock that may be beneficially owned by such persons. Accordingly, on this basis, the WP Reporting Persons might be deemed to beneficially own the 1,824,516 shares of Issuer Common Stock reported as beneficially owned by Mr. Leever in that certain Amendment No. 2 to Schedule 13D filed by Mr. Leever with the Securities and Exchange Commission on December 18, 2006 (the “Leever 13D/A”). Except as described above with respect to Mr. Leever and the 282,394 shares of Issuer Common Stock owned by the managing partners of Court Square Capital Partners II, L.P. ("Court Square"), which shares Court Square disclaims beneficial ownership pursuant to that certain Schedule 13D filed by Court Square with the Securities and Exchange Commission on December 22, 2006 (the "Court Square 13D"), the WP Reporting Persons do not have actual knowledge of any other shares of Issuer Common Stock that may be beneficially owned by Mr. Leever, Court Square, or certain of their respective affiliates whose ownership needs to be aggregated for purposes of reporting on Form 13D. The foregoing summary of the Leever 13D/A and Court Square 13D is qualified in its entirety by reference to such filing.
     The percentage of outstanding Issuer Common Stock that may be deemed to be beneficially owned by the WP Reporting Persons is approximately 5.91%. This percentage is based on 1,824,516 shares of Issuer Common Stock reported as beneficially owned by Mr. Leever in the Leever 13D/A and 30,861,165 shares of Issuer Common Stock outstanding at November 3, 2006, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006.

     The WP Reporting Persons hereby disclaim beneficial ownership of any shares of Issuer Common Stock that may be beneficially owned by Mr. Leever, Court Square Capital Partners II, L.P., and their respective affiliates. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that either of the WP Reporting Persons or any of their affiliates is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose or that either of the WP Reporting Persons has an obligation to file this Statement.
(b) The WP Reporting Persons do not and, to the knowledge of the WP Reporting Persons, the managing members named on Schedule A hereto do not, as of the date hereof, have power to vote or to direct the vote or to dispose or direct the disposition of any shares of Issuer Common Stock.
(c) Except as disclosed in this Statement, the WP Reporting Persons have no and, to the knowledge of the WP Reporting Persons, the managing members named on Schedule A hereto have no, beneficial ownership of, and have not engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.
(d) Not applicable.
(e) Not applicable.
          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities Interests of the Issuer.
     The information set forth in or incorporated by reference into Items 3, 4 and 5 above is incorporated by reference in its entirety into this Item 6.
          Item 7. Material to be Filed as Exhibits.
7a. Court Square Capital Partners II, L.P., Equity Commitment Letter, dated December 15, 2006.
7b. Weston Presidio V, L.P., Equity Commitment Letter, dated December 15, 2006.
7c. Rollover Equity Commitment Letter, dated December 15, 2006.
7d. Debt Commitment Letter, dated December 15, 2006.
7e. Court Square Capital Partners II, L.P., Limited Guarantee, dated December 15, 2006.
7f. Weston Presidio V, L.P., Limited Guarantee, dated December 15, 2006.
7g. Press Release, dated December 15, 2006.
7h. Agreement and Plan of Merger, among MDI Holdings, LLC, Matrix Acquisition Corp. and MacDermid, Incorporated, dated December 15, 2006.

7i. Voting Agreement, by and between Daniel H. Leever and MDI Holdings, LLC, dated December 15, 2006.

          Signature
          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
          Dated: December 22, 2006

WESTON PRESIDIO V, L.P. By: Weston Presidio Management V, LLC, its General Partner
By:	/s/ Michael Lazarus
Name: Michael Lazarus
Title: Managing Member

WESTON PRESIDIO MANAGEMENT V, LLC
By:	/s/ Michael Lazarus
Name: Michael Lazarus
Title: Managing Member

SCHEDULE A
WESTON PRESIDIO MANAGEMENT V, LLC
Members1

Name	Present Principal Occupation in Addition to Position
Michael F. Cronin	Managing Member
Michael P. Lazarus	Managing Member
1. Each of whom is a United States citizen.